# INVINCIBLE ENTERTAINMENT PARTNERS

*2021 Report*

# *Dear investors,*

This year has been very exciting for the company. The launch of the Galxy Has been a long time in the making and the platform has been very well received. We have seen consistent organic growth despite there being no official marketing. Our acquisition of YTA is very exciting giving us direct access to 40 million households across the US. We are very exited to bring viewers a new lineup of movies and shows including some great behind the scenes commentary on some our partner Thom Beers best shows. We have released some great new titles this year like "Hell or High Seas" and our 2023 lineup is shaping up to be one of the best yet. We appreciate your continued support as we continue to grow and evolve the Invincible brand.

### We need your help!

Our focus this year is to build our audience on the Galxy Platform and build a direct ad sales team to sell our inventory across Galxy, our free streaming networks and YTA. Selling directly will net us much higher dollars per ad sold as and increase our fill rate. Your investment will help us to hire seasoned ad sales professionals to go out and do just that. Aside from dollars you can also support us by going to Galxy and watching, telling your friends and providing us with your feedback so we can make sure we are providing the best viewer experience possible.

*Sincerely,*

*Steve Lehman*

Board Member

*Thom Beers*

Board member

*Thomas Ashley*

CEO

## Our Mission

We are growing our streaming TV Networks into household names by creating new and exciting programming for our audiences and expanding our distribution.

See our full profile

# How did we do this year?

## Report Card

**B+**

### The Good

We completed the acquisition of the YTA Broadcast Network

We launched our flagship streaming service Galxy TV creating a new category in streaming paying them to watch TV.

We have seen a growth in revenues and driven by increased ad sales and original production services.

### The Bad

Lack of capital has limited our ability to drive viewership to the Galxy service.

Development of the Galxy platform took longer than expected.

Ad sales has not been growing as quickly as we would like.

## 2021 At a Glance

January 1 to December 31

**$656,041** +25%
Revenue

**-$151,182**
Net Loss

**$31,439** +65X
Short Term Debt

**$0**
Raised in 2021

**$53,557**
Cash on Hand
As of 10/ 6/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$523,602
$-52,674
$656,041
$-151,182
2020
2021

Net Margin: -23% Gross Margin: 57% Return on Assets: -1% Earnings per Share: -$449.05 Revenue per Employee: $109,340 Cash to Assets: 9% Revenue to Receivables: 157%

Net Margin: -23% Gross Margin: 57% Return on Assets: -1% Earnings per Share: -$449.93 Revenue per Employee: $109,340 Cash to Assets: 0% Revenue to Receivables: 153%

Debt Ratio: 0%

Reviewed_Statements-_Invincible_Entertainment_Partners__LLC.pdf

# We ❤ Our 148 Investors

## Thank You For Believing In Us

| | | | | | | |
|---|---|---|---|---|---|---|
| Drew Tulchin | Muhd Fadly Mahdar | Daniel Carr | Destiny Herbert | Ty Sharpe | Scott Hinkle | Scott Paterson |
| William F. Coleman, III | Charles L Young Jr | Roy G Compton | Phillip Levsky | William Chou | Jesse Crider | Nelson Cruz |
| Jeremy Colon | Derek Edward SLATE | Nathaniel Adams Jr | Shari Johnson | Johan C Nowack | Bruce Collins | Jeff Adams |
| Helen Cholewinski | Luckson Stieglitz | Andrew Isaac | Frederick Crawford | William F. Coleman, III | Beatrice POTONY | Robert Andrew |
| Paul Kapsar | Muthu SANKARAN | Trina Times | Selendra Barefield | Tonia Hewitt | Richard Clement | Alexander Clarence Mcint... |
| Jarret L Chaney | Paul Rashid | Marlo Richardson | Forrest Rawls | Shelley Cartee | Maria Boikanyo | Scott Paul Guilfoyle |
| Grisheld Bishop | Patrick D Oneal | Dustin Carrel | Kerr Lordygan | James R. Cunningham | Anthony Hand | Adrian Najar |
| Tawfiq M Alkilani | Fawna Vanrain | Moses Gonzales | Cathy Villalobos | Benjamin Charbit | Vincent Frazier | Danielle Ashley |
| Jorge Damian Pineda Alv... | Richard Meadows | Angel Abascal | Ryan Reece | Juliao Apaixonado | Eric Pratama Kurniawan | Bob Rainey |
| Fernando Lazo | Zachary Rudolph | Moses Gonzales | Zindoga Choruma | Frank Priefler | Richard Todd | Christopher Hajjar |
| Russ DeWolfe | Cadwallader Benson | Lucas Lee | Katherine Karr | Derrik Oates | Tammy Takacs | Rainer Filthaut |
| Josh Perrye | Dion N | Greg Parker | Derrik Oates | Derrik Oates | Thelma R. Liverpool | Ron Denzel |
| Edward Kelly Medlock | Rudy Santos | Vibhor Agrawal | Rajesh Setty | Mailei Murphy | Vincent Constantino | Steve Tersigni |
| Justin Cody Edkins | Joe Sanders | Yolanda Sullivan | Arnold Rudnick | Christopher Miller | Ronald D Campbell II | Fernando Fernandez |
| Joseph Anthony | Randolph Thompson | Rushil Choksi | Tyrone Evans | Robert Feiner | William Van Opstal | Bankole Segun Dele |
| John R Mason | Christopher Demanski | Jeffery McNabb | Scott M. Sidner | Jim Palmieri | Igor Anosin | Michael Kane Sr. |
| Melvin Harrison | N J | Ty'kisha Jones | Linoy Mathew | Harshkumar Patel | Tonya Newton | Joseph Park |
| Harmanjit Katoch | Robin Ruiz | Joseph Edward White | Lucas Selvidge | Robert Evans | Gregory Billings | Sandy Toth |
| Edmond Allmond | Ryan Hood | Douglas Schuttenberg | Trusha Navalkar | Khris Persaud | Jihua Ren | Edward Weaver |
| La Tonya Bell | Nikhil Nandkumar | Edward Zeldovich | Nicholas Belasco | Cedric Mitchell | Kriti MALHOTRA | Derrick J Loris |
| Yolanda Sullivan | Tareq Melfi Alrowaili | Jessica Garbe | Rodney Williams | Gratien YEHOUN | Paul Lee | Troy BRYANT |
| Nichole Driver | | | | | | |

# Thank You!

## From the Invincible Entertainment Partners Team



### Thomas Ashley

CEO



### Thom Beers

Board Member

*3x Emmy award-winning TV producer, industry veteran and creative visionary. He has an impressive resume of hit TV series was CEO and Executive Producer of Original Productions. He's the driving force behind the Primetime Emmy® and Producer's Guild.*



### Steve Lehman

Board Member/Mergers & Acquisitions

*Former CEO of both Nasdaq and NYSE companies, and first round Investor in Mark Cuban's Broadcast.com*



### Bob Lowery

Board Member/Acquisitions & Originals

*20 years of experience in the development of feature film, episodic television, advertising and network promotion sectors. Launched and ran several media companies, including BigSmack TV and Powerhouse FX.*

W

### Winston Wu

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Steve Lehman | Board Member @ BR-CFL, LLC | 2020 |
| Thom Beers | Board Member @ BR-CFL, LLC | 2020 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Winston Wu | COO | 2022 |
| Thomas Ashley | CEO | 2014 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Thomas Ashley | 4,920,300 Preferred A | 57.9% |
| BR-CFL LLC | 4,900,000 2,450,000 Class A and 2,450,000 Common Units | 31.7% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 05/2014 | $599,000 | Preferred Stock | Section 4(a)(2) |
| 12/2020 | $20,846,276 | | Section 4(a)(2) |
| 05/2022 | $190,915 | | 4(a)(6) |
| 06/2022 | $100,000 | Preferred Stock | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

None.

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common | 10,450,000 | 3,457,160 | Yes |
| Preferred A | 7,370,300 | 8,127,459 | Yes |
| Preferred B | 2,629,700 | 325,158 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

### Risks

COVID-19 and future similar incidents can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Delays due to technical issues or development challenges may push timeframes back resulting in changes to our revenue forecasts.

Failure of any of our new release acquisitions to find commercial success, could result in a loss of revenues.

An inability to close on targeted strategic acquisitions could negatively impact our growth and revenue projections.

Failure to secure direct ad sales and sponsorships could affect our ability to create new programming which could negatively effect our audience engagement and revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Failure to meet targeted monthly streaming hours or ad revenues falling below our targeted minimum CPM's could negatively effect our projected linear FAST (Free Ad Supported Streaming Television) Channel Revenues.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage

the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- as part of an offering registered with the U.S. Securities and Exchange Commission, or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

Invincible Entertainment Partners LLC

- Pennsylvania Limited Liability Company
- Organized May 2014
- 6 employees

712 Bethlehem Pike
Flourtown PA 19031

http://www.invincibleent.com

### Business Description

Refer to the Invincible Entertainment Partners profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

Invincible Entertainment Partners has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed annual report.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.